

Mail Stop 4561

May 19, 2017

Herman Yu
Chief Financial Officer
Weibo Corporation
8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People's Republic of China

> **Re: Weibo Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **File No. 001-36397**

Dear Mr. Yu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue recognition, page F-14

1.   We note your statement in your earnings call for the third quarter of 2016 that video advertising revenue accounted for 10% of total advertising revenue in the quarter. Please tell us your revenue recognition policy for such revenue and what consideration was given to separately quantifying this revenue stream in your discussion of results of operations within your Monetization discussion on page 76.

Herman Yu
Weibo Corporation
May 19, 2017
Page 2

Note 9. Income Taxes, page F-32

2.   We note that you have a full valuation allowance against net operating loss ("NOL") carryforwards and a partial valuation allowance against other deferred tax assets. Please explain your basis for the valuation allowances in light of your cumulative income before income tax expense in recent years. Also, with regard to the decrease in NOL carryforwards in 2016 please clarify how much of the decrease was due to utilization as compared to expiration. Refer to ASC 740-10-30-16 through 24.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services

cc: Via E-mail
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP